UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Keros Therapeutics, Inc.

(Name of Issuer)

Common Stock Par Value $0.0001 Per Share

(Title of Class of Securities)

492327101

(CUSIP Number)

Asaf Shinar

Pontifax

14 Shenkar Street

Herzliya Pituach, 4672514 Israel

972-9-9725617

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 492327101	SCHEDULE 13D

1	NAME OF REPORTING PERSON: Pontifax Management 4 GP (2015) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO — General partner of the IV Funds (see Item 2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,734,507
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,734,507
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,734,507
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6% [1]
14	TYPE OF REPORTING PERSON PN

[1]

Percentage based on 20,089,391 shares of common stock, par value $0.0001 per share (the “Common Stock”) of Keros Therapeutics, Inc. (the “Issuer”) outstanding upon the closing of the Issuer’s initial public offering, as set forth in the Issuer’s Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission (the “Commission”) on April 8, 2020.

CUSIP No. 492327101	SCHEDULE 13D

1	NAME OF REPORTING PERSON: Pontifax (Israel) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,261,517
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,261,517
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,261,517
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%[1]
14	TYPE OF REPORTING PERSON PN

[1]

Percentage based on 20,089,391 shares of Common Stock of the Issuer outstanding upon the closing of the Issuer’s initial public offering, as set forth in the Issuer’s Rule 424(b)(4) prospectus filed with the Commission on April 8, 2020.

CUSIP No. 492327101	SCHEDULE 13D

1	NAME OF REPORTING PERSON: Pontifax (Cayman) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,109,802
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,109,802
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,109,802
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%[1]
14	TYPE OF REPORTING PERSON PN

[1]

Percentage based on 20,089,391 shares of Common Stock of the Issuer outstanding upon the closing of the Issuer’s initial public offering, as set forth in the Issuer’s Rule 424(b)(4) prospectus filed with the Commission on April 8, 2020.

CUSIP No. 492327101	SCHEDULE 13D

1	NAME OF REPORTING PERSON: Pontifax (China) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,213,926
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,213,926
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,213,926
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0[1]%
14	TYPE OF REPORTING PERSON PN

[1]

Percentage based on 20,089,391 shares of Common Stock of the Issuer outstanding upon the closing of the Issuer’s initial public offering, as set forth in the Issuer’s Rule 424(b)(4) prospectus filed with the Commission on April 8, 2020.

CUSIP No. 492327101	SCHEDULE 13D

1	NAME OF REPORTING PERSON: Pontifax Late Stage Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,262
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,262
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,262
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%[1]
14	TYPE OF REPORTING PERSON PN

[1]

Percentage based on 20,089,391 shares of Common Stock of the Issuer outstanding upon the closing of the Issuer’s initial public offering, as set forth in the Issuer’s Rule 424(b)(4) prospectus filed with the Commission on April 8, 2020.

CUSIP No. 492327101	SCHEDULE 13D

1	NAME OF REPORTING PERSON: Pontifax Late Stage GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO — General partner of Late Stage (see Item 2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,262
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,262
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,262
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%[1]
14	TYPE OF REPORTING PERSON PN

[1]

Percentage based on 20,089,391 shares of Common Stock of the Issuer outstanding upon the closing of the Issuer’s initial public offering, as set forth in the Issuer’s Rule 424(b)(4) prospectus filed with the Commission on April 8, 2020.

CUSIP No. 492327101	SCHEDULE 13D

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to shares of common stock, par value of $0.0001 per share (the “Common Stock”). The name of the issuer is Keros Therapeutics, Inc. (the “Issuer”), a company organized under the laws of the State of Delaware. The address of the principal office of the Issuer is 99 Hayden Avenue, Suite 120, Building E, Lexington, MA 02421.

On March 31, 2020, the Issuer effected a reverse stock-split of its issued and outstanding Common Stock, stock options and preferred stock at a ratio of 1-for-2.1703 (the “Reverse Stock Split”). References in this Statement to numbers of shares of Common Stock and preferred stock of the Issuer gives effect to the Reverse Stock Split.

Item 2.	Identity and Background.

This statement is being filed on behalf of (1) Pontifax Management 4 G.P. (2015) Ltd. (“Management 4”), (2) Pontifax (Israel) IV, L.P. (“Israel IV”), (3) Pontifax (Cayman) IV L.P. (“Cayman IV”), (4) Pontifax (China) IV L.P. (“China IV”) (together with Cayman IV and Israel IV, the “IV Funds”), (5) Pontifax Late Stage Fund L.P. (“Late Stage”) and Pontifax Late Stage GP Ltd. (“Late Stage GP”). Management 4, the IV Funds, Late Stage and Late Stage GP are collectively referred to herein as the “Reporting Persons”.

Each of Management 4, Israel IV and Late Stage GP is organized under the laws of Israel. Each of Cayman IV, China IV and Late Stage is organized under the laws of the Cayman Islands. The business address of each of the Reporting Persons is c/o Pontifax, 14 Shenkar Street, Beit Ofek, Herzliya Pituach, 4672514 Israel.

The Reporting Persons are principally engaged in the business of long-term, venture-type investments in high growth pharmaceutical, biotechnological and medical device companies.

Management 4 is the ultimate general partner of each of the IV Funds. The managing partners of Management 4 are Tomer Kariv and Ran Nussbaum (together, the “Related Persons”). The business address of each of the Related Persons is c/o Pontifax, 14 Shenkar Street, Beit Ofek, Herzliya Pituach, 4672514 Israel. The current principal occupation of each of the Related Persons is Managing Partner of Pontifax.

Pursuant to the Strategic Alliance Agreement, dated August 9, 2018, between the IV Funds and Late Stage, Late Stage invests side-by-side with the IV Funds. Late Stage is the ultimate general partner of Late Stage, the sole shareholder of Late Stage GP is Shlomo Karako. The business address of Mr. Karako is c/o Pontifax, 14 Shenkar Street, Beit Ofek, Herzliya Pituach, 4672514 Israel.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In April 2016, April 2017 and November 2017, the IV Funds acquired an aggregate of 2,764,593 shares of Series A preferred stock in multiple closings at a purchase price of $2.17 per share for an aggregate amount of $6.0 million.

In November 2018, the IV Funds and Late Stage acquired an aggregate of 411,924 shares of Series B-1 preferred stock at a purchase price of $7.2829 per share for an aggregate amount of $3.0 million.

In March 2020, the IV Funds and Late Stage acquired an aggregate of 368,583 shares of Series C preferred stock at a purchase price of $13.43 per share for an aggregate amount of $4.6 million.

In connection with the Issuer’s initial public offering, all shares of preferred stock of the Issuer were automatically converted into an equal number of shares of Common Stock.

In connection with the Issuer’s initial public offering, the IV Funds and Late Stage acquired an aggregate of 437,499 shares of Common Stock at a purchase price of $16 per share for approximately $7.0 million.

The source of funds for the IV Funds and Late Stage was working capital.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the Common Stock identified in Item 5 for investment purposes.

Messrs. Kariv and Nussbaum were appointed to the board of directors of the Issuer pursuant to the terms of a voting agreement (which was subsequently amended) entered into in connection with the Reporting Persons’ initial investment in the Issuer. The voting agreement terminated upon the closing of the Issuer’s initial public offering

The Reporting Persons review and intend to continue to review, on an ongoing and continued basis, their investments in the Issuer. Depending on the factors discussed below and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of such securities of the Issuer. Any transactions that any Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to such Reporting Persons, tax considerations and other factors.

Other than as described above and other than in Messrs. Kariv’s and Nussbaum’s capacity as a director of the Issuer, the Reporting Persons do not currently have plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof. Percentages set forth in this Schedule 13D are based on 20,089,391 shares of Common Stock outstanding upon the closing of the Issuer’s initial public offering, as set forth in the Issuer’s Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on April 8, 2020

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Management 4	4,734,507	23.6%	—	4,734,507	—	4,734,507
Israel IV	2,261,517	11.3%	—	2,261,517	—	2,261,517
Cayman IV	1,109,802	5.5%	—	1,109,802	—	1,109,802
China IV	1,213,926	6.0%	—	1,213,926	—	1,213,926
Late Stage	149,262	0.7%	—	149,262	—	149,262
Late Stage GP	149,262	0.7%	—	149,262	—	149,262

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any shares of Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c)	Except as disclosed in Item 3, the Reporting Persons have not effected any transactions during the past sixty (60) days in any shares of Common Stock.

(d)	None.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the IV Funds and Late Stage is party of an Amended and Restated Investors’ Rights Agreement (the “Investors’ Rights Agreement”) by and among the Issuer and certain of its stockholders, dated as of March 2, 2020, which provides the holders of registrable securities with demand, piggyback and S-3 registration rights. Under the terms of the Investors’ Rights Agreement, holders of registrable securities will have equivalent registration rights with respect to any additional shares of Common Stock acquired by these holders.

The demand, piggyback and S-3 registration rights will terminate on the earliest to occur of (1) the closing of a deemed liquidation event, as defined in the Issuer’s certificate of incorporation, (2) the five-year anniversary of the closing of the Issuer’s initial public offering and (3) with respect to each stockholder, at such time as Rule 144 under the Securities Act of 1933, as amended, or another similar exemption is available for the sale of all of such holder’s shares without limitation during a three-month period without registration.

The foregoing description of the Amended and Restated Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investors’ Rights Agreement, which is filed as an exhibit and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

EXHIBIT INDEX

1.	Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain of its stockholders, dated as of March 2, 2020 (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form S-1 (File No. 333-237212) filed by the Issuer with the Securities and Exchange Commission on March 1, 2020).

2.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2020

PONTIFAX MANAGEMENT 4 G.P. (2015) LTD.

By :	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Chief Executive Officer

PONTIFAX (CAYMAN) IV, L.P.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Chief Executive Officer

PONTIFAX (ISRAEL) IV, L.P.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Chief Executive Officer

PONTIFAX (CHINA) IV L.P.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Chief Executive Officer

PONTIFAX LATE STAGE FUND L.P.

By :	/s/ Asaf Shinar
Name:	Asaf Shinar
Title :	Chief Financial Officer

PONTIFAX LATE STAGE GP Ltd.

By :	/s/ Asaf Shinar
Name:	Asaf Shinar
Title :	Chief Financial Officer